UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-43068

Quantum eMotion Corp.

2300 Alfred Nobel

Montreal Québec

Canada H4S 2A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum eMotion Corp.

Date: February 27, 2026	By:	/s/ Francis Bellido
	Name:	Francis Bellido
	Title:	President, Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 27, 2026, titled “Quantum eMotion Announces Acquisition of Jet Lab Technologies Assets to Deliver Full-Stack Quantum-Resilient Security”
99.2	Material Change Report dated February 24, 2026